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February 5, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010
Attention:  Matt Franker
                    Staff Attorney

  Re:
  Crocs, Inc.
  Amendment No. 5 to Registration Statement on Form S-1
  File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to file via electronic transmission Amendment No. 5 to the Company's Registration Statement on Form S-1 ("Amendment No. 5") pursuant to Rule 101(a)(2)(i) of Regulation S-T.

        To assist the Staff in reviewing Amendment No. 5, we are delivering by overnight mail to Mr. Franker two copies of this letter and four bound copies of Amendment No. 5. Two of the copies of Amendment No. 5 have been marked to show changes from Amendment No. 4 to the Registration Statement, as filed with the Commission on January 19, 2006.

        In response to the Staff's question regarding whether the Company is required to recirculate a preliminary prospectus to potential investors due to the increase in the expected price range for the offering and the increase in the number of shares of the Company's common stock, par value $0.001 per share ("Common Stock"), to be sold in the offering, the Company hereby submits its response. In summary, the Company believes that the information discussed below has been fully communicated to potential investors through the use of a free writing prospectus, which discloses all substantive changes to the Company's preliminary prospectus, dated January 19, 2006 (the "Preliminary Prospectus"). This use of a free writing prospectus as a means of conveying a significant increase in the price range for an offering, as well as an increase in the proposed number of shares to be offered, is consistent with the rules and spirit of the Securities Offering Reform (Release Nos. 33-8591, 34-52056, IC 26993, FR-75, effective December 1, 2005) (the "Securities Offering Reforms"), and has been used in several recent transactions to convey similar changes to the terms of an offering, including the initial public offerings of Spansion Inc. and Chipotle Mexican Grill, Inc.

        As disclosed in Amendment No. 5, the Company and the underwriters have agreed to increase the expected price range for the offering, from $13.00 to $15.00 per share as disclosed on the cover page of the Preliminary Prospectus, to $19.00 to $20.00 per share. This represents an increase, from the midpoints of the ranges, of approximately 39%. Furthermore, the Company and the underwriters have agreed to increase the number of shares of Common Stock to be sold in the offering, from an aggregate of 9,000,000 shares (10,350,000 shares if the underwriters' over-allotment option is exercised in full) offered pursuant to the Preliminary Prospectus, to 9,900,000 shares (11,385,000 shares if the underwriters' over-allotment option is exercised in full), an increase of 10%. Of the increase, 450,000 shares will be offered by the Company, and 450,000 shares will be offered by the selling stockholders listed in the "Principal and Selling Stockholders" section of the Preliminary Prospectus (the "Selling Stockholders"). Commensurately, the number of shares to be sold by the Selling Stockholders that are subject to the underwriters' over-allotment option has increased by 10%, by 135,000, for an aggregate over-allotment option of 1,485,000 shares.

        The Company believes that the only substantive changes to the Preliminary Prospectus necessary to reflect the information discussed above will be (i) an increase in the aggregate proceeds to be received by the Company and the Selling Stockholders due to the increase in the expected price range and number of shares offered, (ii) an increase in the aggregate number of shares of the Company's Common Stock that will be outstanding following the completion of the offering, (iii) and certain other changes in the "Dilution," "Capitalization," and "Principal and Selling Stockholders" sections. In order to inform potential investors of the changes in the expected price range and the number of shares to be offered, as well as disclose the effect of such changes on certain sections of the Preliminary Prospectus, such as the "Use of Proceeds," "Capitalization," "Dilution," "Principal and Selling Stockholders," and "Shares Eligible for Future Sale" sections, the underwriters are distributing to all potential investors a free writing prospectus (the "Free Writing Prospectus") pursuant to Rule 433 under the Securities Act of 1933, as amended, which contains all material information related to the changes discussed above. In addition, concurrently with the filing of the Free Writing Prospectus with the Commission, the Company filed the attached Amendment No. 5, which includes the changes required to the Company's registration statement to reflect the increase in the expected price range and the increase in the number of shares of Common Stock to be sold in the offering. Amendment No. 5 will be available to potential investors that receive the Free Writing Prospectus through an electronic mail message via a hyperlink to Amendment No. 5 as posted on the Commission's website.

        The Company believes that the use of the Free Writing Prospectus to convey the revised information to potential investors is fully consistent with the rules and spirit of the Securities Offerings Reforms insofar as it utilizes advanced technology to submit all material information to potential investors on a timely basis and specifically highlights the matters that have changed since the filing of the Preliminary Prospectus. The Company respectfully submits that a recirculation of a preliminary prospectus would not provide potential investors with additional material information that they are not receiving via the Free Writing Prospectus.

        If we can facilitate the Staff's review of Amendment No. 5, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649, Nate Ford at (303) 607-3662, or Mike McGawn at (303) 607-3664. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP